**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

Thimble.io Inc.

***Legal status of Issuer:***

***Form:***

Corporation

***Jurisdiction of Incorporation/Organization:***

Delaware

***Date of Organization:***

January 29, 2013

***Physical Address of Issuer:***

2495 Main Street, #443, Buffalo, NY 14207, United States

***Website of Issuer:***

https://thimble.io

***Current Number of Employees:***

8

| | Most recent fiscal year-end (2022) | Prior fiscal year-end (2021) |
|---|---|---|
| Total Assets | $133,816 | $210,038 |
| Cash & Cash Equivalents | $42,662 | $34,629 |
| Accounts Receivable | $45,923 | $59,138 |
| Short-term Debt | $14,117 | $164,072 |
| Long-term Debt | $2,547,075 | $1,453,271 |
| Revenues/Sales | $149,652 | $257,244 |
| Cost of Goods Sold* | $174,109 | $92,643 |
| Taxes Paid | $544 | $0 |
| Net Income/(Net Loss) | $(877,664) | $(284,984) |

*Cost of Revenues

Table of Contents


**May 1, 2023**


**Thimble.io Inc.**




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Thimble.io Inc. ("**Thimble**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://thimble.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.**


The date of this Form C-AR is May 1, 2023.


***THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.***



**ABOUT THIS FORM C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

**FORWARD-LOOKING STATEMENTS**

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

## OTHER INFORMATION

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Oscar Pedroso
_____
(Signature)

Oscar Pedroso
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Oscar Pedroso
_____
(Signature)

Oscar Pedroso
_____
(Name)

Director
_____
(Title)

May 1, 2023
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBIT A
# ANNUAL REPORT
# (EXHIBIT A TO FORM C-AR)
# May 1, 2023

# Thimble.io Inc.



*The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.*

**The Company**

Thimble.io Inc. is an education-technology business that teaches children robotics, coding and other technical skills through monthly-delivered science, technology, engineering and mathematics ("STEM") kits paired with live and on-demand classes. The Company was incorporated in Delaware as a corporation named Gradfly, Inc. on January 29, 2013. The Company changed its name to Thimble.io Inc. on February 23, 2016.

The Company is located at 2495 Main Street, #443, Buffalo, New York 14214, United States.

The Company's website is https://thimble.io.

The Company is headquartered and qualified to conduct business in New York. The Company also sells its products and services through the Internet and throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

**Description of the Business**

Thimble.io Inc. is an education-technology business that teaches children robotics, coding and other technical skills through monthly-delivered science, technology, engineering and mathematics ("STEM") kits paired with live and on-demand classes. STEM kits and classes are sold to parents for a subscription fee. Additionally, STEM curriculum, STEM kits, professional development and software licenses are sold to schools for grades K-12 for use in their STEM programs, after school clubs, enrichment programs and camps.

**RISK FACTORS**

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises and geopolitical events, including without limitation COVID-19, can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

***The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of its executive officers and key employees.***

In particular, we are dependent on Oscar Pedroso, our Chief Executive Officer and President. The Company does not have an employment agreement with Oscar Pedroso and there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Oscar Pedroso, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends, or our business operations may be adversely affected.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the international, federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable international, federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

**Description of the Business**

Thimble.io Inc. is an education-technology business that teaches children robotics, coding and other technical skills through monthly-delivered science, technology, engineering and mathematics ("STEM") kits paired with live and on-demand classes. STEM kits and classes are sold to parents for a subscription fee. Additionally, STEM curriculum, STEM kits, professional development and software licenses are sold to schools for grades K-12 for use in their STEM programs, after school clubs, enrichment programs and camps.

**Business Plan**

The Company plans to significantly expand its business by increasing its sales and marketing team for school outreach, and investing in content creation, technology and product development.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| **STEM kits** | A series of 16 STEM kits, such as robots, weather stations and other electronics, that teach kids skills for the 21$^{st}$ century | Direct to consumer market (parents), and public/charter schools (grades K-12) |
| **Professional Development for Teachers** | Half to full-day STEM training seminars for teachers and administrators to help them successfully implement Thimble curriculum and lesson plans | Public/charter schools (grades K-12) |
| **Thimble Software License** | 24/7 access to Lesson Library which includes home step by step instructions, video tutorials, and ready to teach lesson plans for teachers | Public/charter schools (grades K-12) |

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Additionally, the key competitors of the Company are: (i) Kiwicrate, which is a hands on science project delivered monthly to your home in a crate with all the supplies needed for a subscription fee; (ii) Bitsbox, which is a learning system that teaches children real coding delivered monthly for a subscription fee; (iii) Sparkfun, which is an electronics retailer that manufactures and sells microcontroller development boards and breakout boards; (iv) Adafruit, which is a company that designs, manufactures and sells a number of electronics products, electronics components, tools and accessories; (v) coding schools, which teach children of all ages how to code ; and (vi) Project Lead the Way, which is a an American nonprofit organization that develops STEM curricula for use by United States elementary, middle, and high schools.

**Customer Base**

The Company's primary market base is direct-to-schools which consists of selling curriculum, STEM kits, professional development, and software licenses to teachers and school administrators for use in day-to-day STEM classes, after school clubs and enrichment programs, summer camps, hybrid STEM programs and makerspaces.

**Supply Chain**

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 51400108* | "Thimble" | Standard Character Mark | December 30, 2015 | February 14, 2017 | USA |

*Registration is under the former name of the Company, Gradfly, Inc.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

***Domain Names***

The Company owns the https://thimble.io domain name.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

**DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS**

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|-------------------------------------------|----------------------------------------------------------------------------------|-----------|
| Oscar Pedroso | CEO, Founder and Director | CEO, Founder and Director of Thimble.io Inc., 2013-present<br><br>Responsible for sales, business development, fundraising, strategy and customer support | University of Rochester, B.A., Math and French, 2006 |
| Dharti Desai | Chief Revenue Officer | Chief Revenue Officer of Thimble.io Inc., 2022 – Present<br><br>Responsible for connecting revenue related functions, including scaling revenues, strategic partnerships (domestic & international), fundraising, investor relations, managing cash flow, driving ROI on sales and marketing spend, hiring and working with the CEO in mapping the mission of the company to scale.<br><br>Prior Experience (Past 3 Years): Principal Owner, D.D. Worldwide Marking Group, LLC | Mumbai University, B.A., Sociology, 1990 |
| Alex Thorson | Chief Sales Officer | Chief Sales Officer of Thimble.io Inc., 2023 – Present<br><br>Responsible for propelling sales team effectiveness, revenue forecasting, pricing and sales strategies, hiring, developing and retaining sales personnel, and guiding the customer success team.<br><br>Prior Experience (Past 3 Years): Founder/CEO – Revolution EdTech Director of Partnerships – Alegra Learning | Brigham Young University – Hawaii, B.S., International Business Management, 2009 |
| William Richardson | Chief Technology Officer | Chief Technology Officer of Thimble.io Inc., March 2023 – Present<br><br>Responsible for the creation and evolution of industry-leading software platforms, maintains the company's technological infrastructure, and develops an engineering team foused on research & development.<br><br>Prior Experience (Past 3 Years): | Rasmussen College, B.S., Computer Science, 2015 |

| | | Staff Software Engineer – Realtor.com<br>Senior Software Engineer - Intuit | |
|---|---|---|---|

**Biographical Information**

**Oscar Pedroso**:  As the son of two Honduran immigrants and a first-generation college graduate, Oscar has a first-hand perspective of the current educational standards and curriculum shortcomings facing English language learner (ELL)/English second language (ESL) and low-income students. Oscar is knowledgeable in the realm of STEM subjects, especially mathematics, having graduated from the University of Rochester with a degree in Mathematics and Economics. After graduation, Oscar became a college admissions officer at the University of Rochester, where he offered pro bono consulting on behalf of inner-city high school students who were interested in attending college. His role at Rochester led him to become a mentor for several FIRST Robotics organizations at three high schools in Rochester, NY. His background has led to expertise in teaching, children's development, English language learning, and executive functions. He has over 10 years working with schools, community-based organizations, makerspaces, and has conducted various professional development workshops in English and Spanish. Oscar also sits on the Thimble.io Board of Directors.

**Dharti Desai**: Dharti is the Chief Revenue Officer for the Company. As a global business leader, marketing strategist, investor, advisor, diversity & inclusion champion and multilingual entrepreneur who was born and raised in India, Dharti has built businesses that generated hundreds of millions in revenue, funded and mentored Women Business Enterprises (WBEs) in sectors ranging from AI to fashion and hospitality, and impacted thousands of female entrepreneurs across six continents. Dharti is the Founding Ambassador of Animedhtrust.org, a not for profit in India that is skill training women from very under served and underrepresented neighborhoods and providing livelihood, financial literacy and micro enterprise training. Dharti also sits on the global board of trustees of TiE.org - a global not for profit fostering entrepreneurship. In addition to her role as Chief Revenue Officer, Dharti serves as the Chairperson of the Thimble.io Board of Directors.

**Alex Thorson**: Alex is the Chief Sales Officer for the Company. Growing up in Springville, Utah, Alex always had a deep desire to learn about, meet, and experience people and cultures from all over the world. This led him to study International Business Management at BYU-Hawaii, where in a student body of 2,500, 73 different countries were represented. After graduation, Alex worked in private equity for a few years, but wanted to do something that was mission driven and made an impact. He found his passion in EdTech and has been in the industry for over 12 years as an Account Executive, Regional Partnership Director, CSO, and Founder/CEO. His mission is to find ways to bring world-class EdTech resources to children around the world who need it most but will never have access on their own. He sits on several EdTech Advisory Boards, as well as the Board of Directors for a Non-profit Organization called the Responsibility Foundation. Alex is currently living in Mallorca, Spain, with his wife Emily and their 5 children. He is fluent in English, Norwegian, and Spanish.

**William Richardson**: William is the Chief Technology Officer for the Company and is an experienced software engineer with a bachelor's degree in computer science from Rasmussen College. He has a passion for technology that started when he saved up enough money from a summer job to purchase computer parts to build his first computer. William's extensive experience includes working on building automation systems and developing innovative solutions that improved customer experiences and helped drive business growth. Beyond his professional accomplishments, William is also a dedicated community volunteer. He has spent several years serving as a youth mentor and Media Director for a local church, where he impacted the lives of students and deployed successful media strategies to reach a wider audience.

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 8 employees.

# CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company's authorized capital stock consists of 200,000 shares of common stock, par value $0.01 per share (the "**Common Stock**"). At the filing of this Form C-AR, 23,634 shares of Common Stock are issued and outstanding.

*Outstanding Capital Stock*

The Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 23,634 |
| **Par Value Per Share** | $0.01 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None* |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Common Stock which may dilute the Security. |

*One shareholder has the right to purchase shares of Common Stock in any future Company issuance of Common Stock in order to maintain its pro-rata share ownership in the Company.

*Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C/A, the Company has the following additional securities outstanding:

| Type | Option to Purchase Common Stock |
|---|---|
| **Shares Issuable Upon Exercise** | Option to acquire 2% of outstanding Common Stock at time of exercise |
| **Voting Rights** | The holders of Options to purchase Common Stock are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Options to purchase Common Stock which may dilute the Security. |

| Type | Warrant to Purchase Common Stock |
|---|---|
| **Shares Issuable Upon Exercise** | Right to purchase shares of Common Stock equal to 5% of fully diluted outstanding Capital Stock at time of purchase |
| **Voting Rights** | The holders of Warrants to purchase Common Stock are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Warrants to purchase Common Stock which may dilute the Security. |

| Type | Right to Acquire Common Stock |
|---|---|
| **Shares Issuable Upon Exercise** | Right to acquire shares of Common Stock equal to 5.5% of fully diluted outstanding Capital Stock at time of conversion of outstanding Convertible Notes of the Company |
| **Voting Rights** | The holder is not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Issuance occurs upon conversion of outstanding Convertible Notes of the Company |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional rights to acquire Common Stock which may dilute the Security. |

| Type of security | Convertible Notes |
|---|---|
| **Amount outstanding/Face Value** | $516,350 |
| **Voting Rights** | Will have voting rights upon conversion |
| **Anti-Dilution Rights** | None |
| **Other Material Terms** | The convertible notes have a valuation cap of $3 million and a discount of 20%. |
| **Interest Rate** | 6% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes which may dilute the Security. |

| Type of security | Convertible Note |
|---|---|
| Amount outstanding/Face Value | $230,000 |
| Voting Rights | Will have voting rights upon conversion |
| Anti-Dilution Rights | None |
| Other Material Terms | The convertible notes have a valuation cap of $3.8 million and a discount of 20%. |
| Interest Rate | 6% |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Company may issue additional Convertible Notes which may dilute the Security. |

| Type of security | Convertible Note |
|---|---|
| Amount outstanding/Face Value | $25,000 |
| Voting Rights | Will have voting rights upon conversion |
| Anti-Dilution Rights | None |
| Other Material Terms | The convertible notes have a valuation cap of $4 million and a discount of 20%. |
| Interest Rate | 6% |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Company may issue additional Convertible Notes which may dilute the Security. |

| Type of security | Convertible Note |
|---|---|
| Amount outstanding/Face Value | $275,000 |
| Voting Rights | Will have voting rights upon conversion |
| Anti-Dilution Rights | None |
| Other Material Terms | The convertible notes have a valuation cap of $6 million and a discount of 20%. |
| Interest Rate | 6% |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Company may issue additional Convertible Notes which may dilute the Security. |

| | |
|---|---|
| **Type** | SAFE (Simple Agreement for Future Equity) |
| **Face Value** | $690,000 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $8,000,000; Discount of 20% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs which may dilute the Security. |

| | |
|---|---|
| **Type** | Revenue Sharing and Convertible Agreement |
| **Shares Issuable Upon Exercise** | Right to acquire up to 1% of the fully diluted outstanding Capital Stock at time of purchase |
| **Voting Rights** | The holder of this Revenue Sharing and Convertible Agreement is not entitled to vote. |
| **Anti-Dilution Rights** | Yes |
| **Material Terms** | a. Right to acquire up to 1% of fully diluted Capital Stock, offset against monthly redemption payments made by the Company to the holder<br>b. Maximum percentage is 1% and minimum percentage is .1%<br>c. Automatic conversion upon a subsequent financing in which gross proceeds exceed $2 million |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Revenue Sharing and Convertible Agreements to purchase Common Stock which may dilute the Security. |

| | |
|---|---|
| **Type** | Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity) |
| **Face Value** | $176,866 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $8,000,000; Discount of 20% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs which may dilute the Security. |

**Outstanding Debt**

The Company has the following debt outstanding:

| Type | Promissory Note with Individual Lender |
|---|---|
| **Amount Outstanding** | $19,400 |
| **Interest Rate and Amortization Schedule** | 10% |
| **Description of Collateral** | Unsecured |
| **Maturity Date** | None |

| Type | Promissory Note with Individual Lender |
|---|---|
| **Amount Outstanding** | $10,000 |
| **Interest Rate and Amortization Schedule** | 0% |
| **Description of Collateral** | Unsecured |
| **Maturity Date** | None |

| Type | Loan Advance from Company CEO and Founder |
|---|---|
| **Amount Outstanding** | $8,436 |
| **Interest Rate and Amortization Schedule** | 0% |
| **Description of Collateral** | Unsecured |
| **Maturity Date** | None |

| Type | Note Purchase Agreement |
|---|---|
| **Amount Outstanding** | $100,000 |
| **Interest Rate and Amortization Schedule** | 6% |
| **Description of Collateral** | Unsecured |
| **Maturity Date** | None |

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $120,000 | 2,388* | Product Development, Sales & Marketing and Content Creation | December 19, 2018; March 1, 2019; October 7, 2019 | Reg. D Rule 506(b) |
| Convertible Notes | $330,000 | 5 | Product Development, Sales & Marketing and Content Creation | July 1, 2020; August 3, 2020; February 11, 2021; June 10, 2021; | Reg. D Rule 506(b) |
| SAFE (Simple Agreement for Future Equity) | $690,000 | 16 | Product Development, Sales & Marketing and Content Creation | February 1, 2022; February 22, 2022; October 5, 2022 | Section 4(a)(2) |
| Crowd SAFE (Simple Agreement for Future Equity) | $176,866 | 350 | Product Development, Sales & Marketing and Content Creation | April 21, 2022 | Reg. CF |

(1) One holder has the right to receive shares of Common Stock equal to 5.5% of fully diluted equity upon the conversion of currently outstanding Convertible Notes

## Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|------|------|------|
| Oscar Pedroso | 15,980 shares of Common Stock | 67.61% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.**

### Operations

Thimble.io Inc. (the "Company") was incorporated on January 29, 2013 under the laws of the State of Delaware, and is headquartered in Buffalo, New York. The Company was formerly known as Gradfly, Inc., and changed its name to Thimble.io Inc., on February 23, 2016.

### Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2023, the Company had an aggregate of $144,995 in cash and cash equivalents, leaving the Company with approximately 7 months of runway.

### Liquidity and Capital Resources

In April 2022, the Company completed an offering pursuant to Regulation CF and raised $176,866.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

### Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

### Material Changes and Other Information

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons:

(a) From January 8, 2021 to December 31, 2021, Oscar Pedroso, the Company's CEO and Founder, provided unsecured loan advances to the Company in the aggregate amount of $8,436. The loan advances do not carry an interest rate and do not have a maturity date. See the section titled "*Outstanding Debt*" for more information regarding these loan advances.

# EXHIBIT B
# FINANCIALS (UNAUDITED)
# (EXHIBIT B TO FORM C-AR)
# May 1, 2023

## Thimble.io Inc.



# Thimble

## Balance Sheet
### As of December 31, 2022

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Evans Checking 30001 | 42,662.95 |
| PayPal Bank | 0.00 |
| **Total Bank Accounts** | **$42,662.95** |
| Accounts Receivable | |
| Accounts Receivable | 45,923.40 |
| **Total Accounts Receivable** | **$45,923.40** |
| Other Current Assets | |
| Inventory | 0.00 |
| Inventory Asset | 28,712.79 |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$28,712.79** |
| **Total Current Assets** | **$117,299.14** |
| Fixed Assets | |
| Furniture | 5,000.00 |
| Technology and Equipment | 8,047.80 |
| **Total Fixed Assets** | **$13,047.80** |
| Other Assets | |
| Prepaid Rent | 2,944.23 |
| Retainer Paid | 525.00 |
| **Total Other Assets** | **$3,469.23** |
| **TOTAL ASSETS** | **$133,816.17** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards | |
| AMEX PLUM 1001 | 14,117.50 |
| **Total Credit Cards** | **$14,117.50** |
| Other Current Liabilities | |
| Accrued Payroll | 0.00 |
| Deferred Sales Revenue | 0.00 |
| NYS Dept of Taxation Payable | 0.00 |
| Sales Tax Payable | 0.00 |
| Colorado Sales Tax Payable | 0.00 |
| South Carolina Sales Tax Payable | 0.00 |

# Thimble

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---|
| **Total Sales Tax Payable** | **0.00** |
| Short Term Loans |  |
| Short Term Note Payable - Jack Greco | 0.00 |
| **Total Short Term Loans** | **0.00** |
| Stock Subscription Payable | 0.00 |
| **Total Other Current Liabilities** | **$0.00** |
| **Total Current Liabilities** | **$14,117.50** |
| Long-Term Liabilities |  |
| Convertible Notes | 0.00 |
| 1307 Ltd | 25,000.00 |
| Anne Brown | 19,400.00 |
| Ashok Rajbhat | 25,000.00 |
| Brandon Campbell | 20,000.00 |
| Brittany Bell | 25,000.00 |
| CampFour Investments | 80,000.00 |
| Chris Alvaro | 5,000.00 |
| Clint Strauch | 65,000.00 |
| Gaingels Spark LLC | 50,000.00 |
| Gary Cantor | 125,000.00 |
| Greg Irwin | 4,350.00 |
| Halcyon Fund | 100,000.00 |
| Herrick Family Foundation | 50,000.00 |
| Interest Payable | 451,022.48 |
| Jaime Zunzunegui | 50,000.00 |
| Jeffrey Katz | 25,000.00 |
| John Greco | 12,000.00 |
| JRK Advisors | 25,000.00 |
| Learn Launch | 30,000.00 |
| Louis Laboy | 45,000.00 |
| OEP Opportunities Fund | 50,000.00 |
| Paul Adkins | 50,000.00 |
| Sandeep Arora | 50,000.00 |
| Shaun Arora | 25,000.00 |
| Telluride Venture Foundation | 50,000.00 |
| Tim Arata | 20,000.00 |
| Whitcom Partners | 30,000.00 |
| YX Capital | 35,000.00 |

# Thimble

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---|
| **Total Convertible Notes** | **1,541,772.48** |
| Government Loan Programs |  |
| PPP Loan | 0.00 |
| SBA Loan | 0.00 |
| **Total Government Loan Programs** | **0.00** |
| Indie.VC Agreement |  |
| Cub Scout Fund Fund I, LLC | 50,000.00 |
| **Total Indie.VC Agreement** | **50,000.00** |
| Long Term Loans |  |
| Oscar Pedroso | 8,436.55 |
| Sindy Kattan Loan | 10,000.00 |
| **Total Long Term Loans** | **18,436.55** |
| Note Purchase Agreement |  |
| AT&T Media Holdings | 100,000.00 |
| **Total Note Purchase Agreement** | **100,000.00** |
| Simple Agreement for Future Equity (SAFE) |  |
| 572 F LLC | 25,000.00 |
| Brett Hoffman | 25,000.00 |
| Christopher Graff | 50,000.00 |
| Daniel Konstonty Magnuszewski | 20,000.00 |
| David Isaac Murray | 25,000.00 |
| Halcyon Fund | 50,000.00 |
| Happy Puppies Trust | 25,000.00 |
| Impact Assets | 100,000.00 |
| James Sebastian | 20,000.00 |
| Jason Nelson | 10,000.00 |
| Jonathan Grau | 75,000.00 |
| Joshua Albert Merrill | 25,000.00 |
| Kenny Tucker | 10,000.00 |
| Prime Trust LLC / Republic | 176,866.24 |
| TiE Global | 105,000.00 |
| Vogal | 75,000.00 |
| **Total Simple Agreement for Future Equity (SAFE)** | **816,866.24** |
| Warrants |  |
| ETS Accelerator Fund LP | 20,000.00 |
| **Total Warrants** | **20,000.00** |
| **Total Long-Term Liabilities** | **$2,547,075.27** |
| **Total Liabilities** | **$2,561,192.77** |

# Thimble

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---:|
| Equity |  |
| Additional PIC | 267,084.97 |
| Common Stock | 0.00 |
| Brendan Rich | 25.00 |
| Brian Bocketti | 25.00 |
| Charles Storman | 25.00 |
| Chris Alvaro | 50.00 |
| Ed Delfs | 420.00 |
| Elsi Jablonski | 25.00 |
| Greg Irwin | 50.00 |
| Incentive Compensation Plan | 2,943.00 |
| John Greco | 525.50 |
| Mark Branden | 15.00 |
| Mark Johns | 25.00 |
| Mark Wagner \| AA Advanced Manufacturing, Inc. | 1,863.00 |
| Matt Foley | 25.00 |
| Oscar Pedroso | 15,793.00 |
| SCP Buffalo Fund | 1,052.00 |
| SS1 | 210.00 |
| Stock Subscription Receivable | 0.00 |
| William Monteith | 50.00 |
| Z80 Labs | 512.00 |
| **Total Common Stock** | **23,633.50** |
| Opening Balance Equity | 2,500.00 |
| Preferred Stock |  |
| Other | 0.00 |
| **Total Preferred Stock** | **0.00** |
| Retained Earnings | -1,842,930.62 |
| Net Income | -877,664.45 |
| **Total Equity** | **$ -2,427,376.60** |
| **TOTAL LIABILITIES AND EQUITY** | **$133,816.17** |

# Thimble

## Profit and Loss

### January - December 2022

|  | TOTAL |
| --- | ---: |
| **Income** | |
| Sales (Domestic) | 16,295.23 |
| B2B Hardware | 107,825.14 |
| B2B Professional Development | 1,200.00 |
| B2B Professional Services | 12,031.53 |
| B2B Software | 1,932.00 |
| Direct to Consumer Hardware | 1,541.35 |
| Memberships | 9,571.94 |
| Shipping Revenue | 55.00 |
| **Total Sales (Domestic)** | **150,452.19** |
| Sales - Discounts/Refunds Given | -800.00 |
| **Total Income** | **$149,652.19** |
| **Cost of Goods Sold** | |
| Cost of Goods Sold | 18,219.46 |
| Inventory Shrinkage | 76,399.63 |
| Manufacturing - COS | 44,270.69 |
| Merchant Services Fees | 589.57 |
| Revenue Share | 15,517.00 |
| Shipping, Freight & Delivery - COS | 13,225.81 |
| Supplies & Materials - COGS | 5,887.54 |
| **Total Cost of Goods Sold** | **$174,109.70** |
| **GROSS PROFIT** | **$ -24,457.51** |
| **Expenses** | |
| Advertising/Promotional | |
| Business Gifts | 37.00 |
| Event Sponsorships | 13,500.00 |
| Memberships | 4,250.00 |
| Seminars & Events | 11,964.35 |
| **Total Advertising/Promotional** | **29,751.35** |
| Facilities | |
| Rent | 23,966.45 |
| Utilities | 1,610.22 |
| **Total Facilities** | **25,576.67** |
| Insurance | |
| Liability Insurance | 1,571.42 |
| **Total Insurance** | **1,571.42** |

|  | TOTAL |
|---|---|
| Legal & Professional Fees |  |
| Accounting | 433.00 |
| Compliance Services | 675.00 |
| Consulting | 172,473.59 |
| Legal Fees | 9,275.00 |
| **Total Legal & Professional Fees** | **182,856.59** |
| Licenses & Permits | 219.00 |
| Marketing |  |
| Marketing - Digital | 33,215.52 |
| Marketing - Physical | 2,195.05 |
| **Total Marketing** | **35,410.57** |
| Meals & Entertainment |  |
| Employee Meals & Entertainment | 2,411.09 |
| **Total Meals & Entertainment** | **2,411.09** |
| Other Business Expenses |  |
| Bank Charges | 824.25 |
| Interest Accrued | 108,935.00 |
| Shipping, Freight & Delivery | 43.05 |
| Supplies & Materials | 1,507.54 |
| Uniform Expense | 340.34 |
| **Total Other Business Expenses** | **111,650.18** |
| Other Miscellaneous Service Cost |  |
| Relocation Services | 5,712.05 |
| **Total Other Miscellaneous Service Cost** | **5,712.05** |
| Staffing |  |
| Contract Labor |  |
| Contract Labor - Non-Gusto | 139,546.33 |
| **Total Contract Labor** | **139,546.33** |
| Payroll Expenses | 0.00 |
| Employee Health Insurance | 8,466.21 |
| Payroll Service Fees | 5,227.25 |
| Payroll Taxes | 28,000.80 |
| Salaries & Wages | 279,735.77 |
| **Total Payroll Expenses** | **321,430.03** |
| **Total Staffing** | **460,976.36** |
| Taxes |  |
| Sales Taxes Paid | 544.61 |
| **Total Taxes** | **544.61** |

# Thimble

## Profit and Loss
### January - December 2022

|  | TOTAL |
|---|---|
| Travel | |
|   Airfare | 35,730.92 |
|   Lodging | 19,523.61 |
|   Transportation (incl tolls & parking) | 7,450.64 |
|   Travel - Meals | 10,520.74 |
|   Travel - Misc Expenses | 1,817.88 |
| **Total Travel** | **75,043.79** |
|   Workplace Operations | |
|     Office Supplies | 262.31 |
|     Software & Applications | 56,847.80 |
| **Total Workplace Operations** | **57,110.11** |
| **Total Expenses** | **$988,833.79** |
| NET OPERATING INCOME | $ -1,013,291.30 |
| Other Income | |
|   Award Income (Thimble) | 157,500.00 |
|   Cash Back Bonus | 1,326.85 |
|   Federal Loan Forgiveness | 26,800.00 |
| **Total Other Income** | **$185,626.85** |
| Other Expenses | |
|   Buyout Program | 50,000.00 |
|   Reconciliation Discrepancies | 0.00 |
| **Total Other Expenses** | **$50,000.00** |
| NET OTHER INCOME | $135,626.85 |
| NET INCOME | $ -877,664.45 |

# Thimble

## Statement of Cash Flows
### January - December 2022

|  | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | -877,664.45 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Accounts Receivable | 13,215.00 |
| Inventory | 0.00 |
| Inventory Asset | 76,399.63 |
| Technology and Equipment | -5,690.10 |
| Prepaid Rent | 855.77 |
| AMEX PLUM 1001 | 1,741.07 |
| Sales Tax Payable:Colorado Sales Tax Payable | -1,395.00 |
| Sales Tax Payable:South Carolina Sales Tax Payable | -73.49 |
| Short Term Loans:Short Term Note Payable - Jack Greco | -90,000.00 |
| Stock Subscription Payable | -20,000.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-24,947.12** |
| **Net cash provided by operating activities** | **$ -902,611.57** |
| **INVESTING ACTIVITIES** |  |
| Retainer Paid | -525.00 |
| **Net cash provided by investing activities** | **$ -525.00** |
| **FINANCING ACTIVITIES** |  |
| Convertible Notes:Anne Brown | -4,200.00 |
| Convertible Notes:Ashok Rajbhat | 25,000.00 |
| Convertible Notes:Clint Strauch | 15,000.00 |
| Convertible Notes:Interest Payable | 213,037.45 |
| Government Loan Programs:PPP Loan | -13,400.00 |
| Government Loan Programs:SBA Loan | -13,400.00 |
| Long Term Loans:Sindy Kattan Loan | -30,000.00 |
| Note Purchase Agreement:AT&T Media Holdings | -25,000.00 |
| Simple Agreement for Future Equity (SAFE):572 F LLC | 25,000.00 |
| Simple Agreement for Future Equity (SAFE):Brett Hoffman | 25,000.00 |
| Simple Agreement for Future Equity (SAFE):Christopher Graff | 50,000.00 |
| Simple Agreement for Future Equity (SAFE):Daniel Konstonty Magnuszewski | 20,000.00 |
| Simple Agreement for Future Equity (SAFE):David Isaac Murray | 25,000.00 |
| Simple Agreement for Future Equity (SAFE):Halcyon Fund | 50,000.00 |
| Simple Agreement for Future Equity (SAFE):Happy Puppies Trust | 25,000.00 |
| Simple Agreement for Future Equity (SAFE):Impact Assets | 100,000.00 |
| Simple Agreement for Future Equity (SAFE):James Sebastian | 20,000.00 |
| Simple Agreement for Future Equity (SAFE):Jason Nelson | 10,000.00 |
| Simple Agreement for Future Equity (SAFE):Jonathan Grau | 75,000.00 |
| Simple Agreement for Future Equity (SAFE):Joshua Albert Merrill | 25,000.00 |
| Simple Agreement for Future Equity (SAFE):Kenny Tucker | 10,000.00 |
| Simple Agreement for Future Equity (SAFE):Prime Trust LLC / Republic | 176,866.24 |
| Simple Agreement for Future Equity (SAFE):TiE Global | 105,000.00 |
| Simple Agreement for Future Equity (SAFE):Vogal | 75,000.00 |

# Thimble

## Statement of Cash Flows
### January - December 2022

|  | TOTAL |
|---|---:|
| Warrants:ETS Accelerator Fund LP | 20,000.00 |
| Additional PIC | -23,014.06 |
| Common Stock:Brendan Rich | 24.75 |
| Common Stock:Brian Bocketti | 24.75 |
| Common Stock:Charles Storman | 24.75 |
| Common Stock:Chris Alvaro | 49.50 |
| Common Stock:Ed Delfs | 420.00 |
| Common Stock:Elsi Jablonski | 24.75 |
| Common Stock:Greg Irwin | 49.50 |
| Common Stock:Incentive Compensation Plan | 2,943.00 |
| Common Stock:John Greco | 520.24 |
| Common Stock:Mark Branden | 14.85 |
| Common Stock:Mark Johns | 24.75 |
| Common Stock:Mark Wagner \| AA Advanced Manufacturing, Inc. | 1,844.37 |
| Common Stock:Matt Foley | 24.75 |
| Common Stock:Oscar Pedroso | 15,633.21 |
| Common Stock:SCP Buffalo Fund | 1,041.49 |
| Common Stock:SS1 | 207.90 |
| Common Stock:Stock Subscription Receivable | 5.22 |
| Common Stock:William Monteith | 49.50 |
| Common Stock:Z80 Labs | 506.78 |
| Opening Balance Equity | 25,000.00 |
| Retained Earnings | -118,053.96 |
| **Net cash provided by financing activities** | **$911,269.73** |
| NET CASH INCREASE FOR PERIOD | **$8,133.16** |
| Cash at beginning of period | 34,529.79 |
| CASH AT END OF PERIOD | **$42,662.95** |